SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)*

                              HAIN FOOD GROUP, INC.
                              _____________________
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)


                                    405219106
                                 _______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2000
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No. 405219106                                           Page 2 of 11 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 White Rock Capital Partners, L.P.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Source of Funds*

                     Not applicable.

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6           Citizenship or Place of Organization

                  Texas


                                7           Sole Voting Power
    Number of                                        394,500
      Shares
   Beneficially                 8           Shared Voting Power
     Owned By                                        0
       Each
    Reporting                   9           Sole Dispositive Power
      Person                                         394,500
       With
                                10          Shared Dispositive Power
                                                     0

11          Aggregate Amount  Beneficially Owned by Each Reporting Person

                                394,500

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*

                                        [x]

13          Percent of Class Represented By Amount in Row (11)

                 2.17%

14          Type of Reporting Person*

                     PN; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 405219106                                           Page 3 of 11 Pages


1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 White Rock Capital Management, L.P.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Source of Funds*

                     Not applicable.

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6           Citizenship or Place of Organization

                  Texas

                                7           Sole Voting Power
    Number of                                        23,000
      Shares
   Beneficially                 8           Shared Voting Power
     Owned By                                        1,755,100
       Each
    Reporting                   9           Sole Dispositive Power
      Person                                         23,000
       With
                                10          Shared Dispositive Power
                                                     1,755,100


11          Aggregate Amount  Beneficially Owned by Each Reporting Person

                                1,778,100

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*

                                        [x]

13          Percent of Class Represented By Amount in Row (11)

                 9.79%

14          Type of Reporting Person*

                     PN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 405219106                                           Page 4 of 11 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 White Rock Capital, Inc.

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Source of Funds*

                     Not applicable.

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6           Citizenship or Place of Organization
                     Texas


                                7           Sole Voting Power
    Number of                                        0
      Shares
   Beneficially                 8           Shared Voting Power
     Owned By                                        1,778,100
       Each
    Reporting                   9           Sole Dispositive Power
      Person                                         0
       With
                                10          Shared Dispositive Power
                                                     1,778,100

11          Aggregate Amount  Beneficially Owned by Each Reporting Person

                                1,778,100

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*

                                        [x]

13          Percent of Class Represented By Amount in Row (11)

                  9.79%

14          Type of Reporting Person*

                     CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 405219106                                           Page 5 of 11 Pages



1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 Thomas U. Barton

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Source of Funds*

                     Not applicable.

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6           Citizenship or Place of Organization

                  United States

                                7           Sole Voting Power
    Number of                                        30,000
      Shares
   Beneficially                 8           Shared Voting Power
     Owned By                                        1,778,100
       Each
    Reporting                   9           Sole Dispositive Power
      Person                                         30,000
       With
                                10          Shared Dispositive Power
                                                     1,778,100

11          Aggregate Amount  Beneficially Owned by Each Reporting Person

                                1,808,100

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*

                                        [x]

13          Percent of Class Represented By Amount in Row (11)

                 9.94%

14          Type of Reporting Person*

                     IN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 405219106                                           Page 6 of 11 Pages




1           Name of Reporting Person
            I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                 Joseph U. Barton

2           Check the Appropriate Box If a Member of a Group*
                                    a.  [ ]
                                    b.  [x]

3           SEC Use Only

4           Source of Funds*

                     Not applicable.

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6           Citizenship or Place of Organization

                  United States

                                7           Sole Voting Power
    Number of                                        25,000
      Shares
   Beneficially                 8           Shared Voting Power
     Owned By                                        1,778,100
       Each
    Reporting                   9           Sole Dispositive Power
      Person                                         25,000
       With
                                10          Shared Dispositive Power
                                                     1,778,100

11          Aggregate Amount  Beneficially Owned by Each Reporting Person

                                1,803,100

12          Check Box If the Aggregate Amount in Row (11) Excludes Certain
            Shares*

                                        [x]

13          Percent of Class Represented By Amount in Row (11)

                 9.93%

14          Type of Reporting Person*

                     IN; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages




                  This Amendment No. 7 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Hain Food Group, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D dated May 11, 1998, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed to report that as a result of the recent disposition of Shares of the Issuer, the number of Shares of which the Reporting Person may be deemed the beneficial owner has decreased by more than one percent of the total outstanding Shares.

Item 5             Interest in Securities of the Issuer.

         (a)       (i)    White Rock  Management  may be deemed  the  beneficial
                          owner of 1,778,100 Shares (approximately 9.79% of the total number of Shares outstanding). This number consists of (1) 1,360,600 Shares held for the accounts of the White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners and (3) 23,000
                          Shares held for its account.

                   (ii) White Rock, Inc. may be deemed the beneficial owner of 1,778,100 Shares (approximately 9.79% of the total number of Shares outstanding). This number consists of
                          (1) 1,360,600 Shares held for the accounts of the White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for the account of White Rock Management.

                   (iii) Thomas U. Barton may be deemed the beneficial owner of 1,808,100 Shares (approximately 9.94% of the total number of Shares outstanding assuming the exercise of the Barton Options). This number consists of (1) 1,360,600 Shares held for the accounts of White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 30,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                   (iv) Joseph U. Barton may be deemed the beneficial owner of 1,803,100 Shares (approximately 9.93% of the total number of Shares outstanding). This number consists of
                          (1) 1,360,600 Shares held for the accounts of White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 25,000 Shares held for his personal account.

                   (v) White Rock Partners may be deemed the beneficial owner of the 394,500 Shares held for its account (approximately 2.17% of the total number of Shares outstanding).

         (b)       (i)    Each of White Rock  Management  (pursuant to the White
                          Rock Contracts), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton
                          (as a shareholder  of White Rock,  Inc.) and Joseph U.
                          Barton (as a shareholder of White Rock, Inc.) is currently vested with shared power to direct the voting and disposition of the 1,360,600 Shares held for the accounts of the White Rock Clients.

                   (ii) Each of White Rock Management (as the general partner of White Rock Partners), White Rock, Inc. (as the general partner of White Rock Management), Thomas U. Barton (as a shareholder of White Rock, Inc.) and Joseph U. Barton (as a shareholder of White Rock, Inc.) may be deemed to have shared power to direct the voting and disposition of the 394,500 Shares held for the account of White Rock Partners.

                                                              Page 8 of 11 Pages


                   (iii) Thomas U. Barton has the sole power to direct the voting and disposition of the 30,000 Shares issuable upon exercise by Thomas U. Barton of the Barton Options currently held for his account.

                   (iv) Joseph U. Barton has the sole power to direct the voting and disposition of the 25,000 Shares held for his account.


                   (v) White Rock Partners has the sole power to direct the voting and disposition of the 394,500 Shares held for its account.

                   (vi) White Rock Management has the sole power to direct the voting and disposition of the 23,000 Shares held for its personal account.

         (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since January 22, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d)       (i)    The shareholders or partners of each of the White Rock
                          Clients have the right to  participate  in the receipt
                          of dividends  from,  or proceeds from the sale of, the
                          Shares,  held by the  respective  White Rock Client in
                          accordance   with  their   partnership   or  ownership
                          interests in the respective White Rock Client.

                   (ii) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares issuable upon exercise by Thomas
                          U. Barton of the Barton Options currently held for his account.

                   (iii) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his account.

                   (iv) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                   (v) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.


         (e)              Not applicable.

                                                              Page 9 of 11 Pages




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 22, 2000            WHITE ROCK CAPITAL PARTNERS, L.P.

                                 By:     White Rock Capital Management, L.P.
                                         Its General Partner

                                         By:     White Rock Capital, Inc.
                                                 Its General Partner

                                                 By:        /S/ PAULA STOREY
                                                            --------------------
                                                            Paula Storey
                                                            Attorney-in-Fact

                                 WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                 By:     White Rock Capital, Inc.
                                         Its General Partner

                                         By:     /S/ PAULA STOREY
                                                 -------------------------------
                                                 Paula Storey
                                                 Attorney-in-Fact

                                 WHITE ROCK CAPITAL, INC.

                                 By:     /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact

                                                             Page 10 of 11 Pages





                                 THOMAS U. BARTON


                                 By:     /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact




                                 JOSEPH U. BARTON

                                 By:     /S/ PAULA STOREY
                                         ---------------------------------------
                                         Paula Storey
                                         Attorney-in-Fact

                                                             Page 11 of 11 Pages



                                                      ANNEX A
                                    RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                               HAIN FOOD GROUP, INC.




For the Account of                      Date of              Nature of              Number of              Price Per
------------------
White Rock Clients/1/                 Transaction           Transaction               Shares                 Share
                                      -----------           -----------               ------                 -----
                                        3/16/00                SELL                   56,500                $27.415
                                        3/16/00                SELL                   40,000                $27.415
                                        3/16/00                SELL                   35,000                $27.415
                                        3/16/00                SELL                   45,000                $27.415
                                        3/16/00                SELL                   85,000                $27.415
                                        3/16/00                SELL                   24,000                $27.415
                                        3/16/00                SELL                   4,500                 $27.415
                                        3/17/00                SELL                   8,500                 $26.874
                                        3/17/00                SELL                   2,500                 $26.874
                                        3/17/00                SELL                   5,000                 $26.874
                                        3/17/00                SELL                   19,000                $26.874
                                        3/20/00                SELL                   33,000                $26.820
                                        3/20/00                SELL                   2,000                 $26.820
                                        3/22/00                SELL                  966,000                $24.999
                                        3/22/00                SELL                   34,000                $24.999
                                        3/22/00                SELL                   75,000                $24.999
                                        3/22/00                SELL                   20,000                $24.999
                                        3/22/00                SELL                   10,000                $24.999
                                        3/22/00                SELL                   20,000                $24.999
                                        3/22/00                SELL                   30,000                $24.999
                                        3/22/00                SELL                   15,000                $24.999
                                        3/22/00                SELL                   5,000                 $24.999
White Rock Partners                     3/22/00                SELL                   25,000                $24.999

-----------------
/1/ Transactions effected at the direction of White Rock Capital Management, L.P.

